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MAY 27 2013

Washington DC
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SECURIT 13011950)N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/12 (MM/DD/YY) AND ENDING 01/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bates Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8437 Northern Avenue
(No. and Street)

Rockford (City) IL (State) 61107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George E. Bates (815) 332-4020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinberg & Co., Inc.
(Name – *if individual, state last, first, middle name*)

1415 East State Street, Suite 608 (Address) Rockford (City) IL (State) 61104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George E. Bates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bates Securities, Inc., as of January 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
BARBARA K O'NEILL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/27/15

George E. Bates
Signature

President
Title

Barbara K. O'Neill
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATES SECURITIES, INC.

ANNUAL AUDITED REPORT
For the Years Ended
January 31, 2013 and 2012

WEINBERG & CO.

Certified Public Accountants and Consultants

BATES SECURITIES, INC.

ANNUAL AUDITED REPORT
For the Years Ended
January 31, 2013 and 2012

INDEX

	Page
Facing Page - Annual Audited Report, Form X-17a-5, Part III	2
Oath of Affirmation	3
Report of Independent Accountants	4
Financial Statements:	
Statements of Financial Condition	5
Statements of Income	6
Statements of Changes in Stockholder's Equity	7
Statements of Cash Flows	8
Notes to Financial Statements	9-12
Report of Independent Accountants on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	13
Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission:	
Schedule I - Computation of Net Capital Required by Rule 15c3-1 of the Securities and Exchange Commission	14-15
Schedule II - Summary of Audit Adjustments to Computation of Net Capital Requirement	16
Schedule III - Computation for Determination of Reserve Requirements Required by Rule 15c3-3 of the Securities and Exchange Commission	17
Schedule IV - Information Relating to the Possession or Control Requirements Required by Rule 15c3-3 of the Securities and Exchange Commission	18
Independent Auditor's Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission	19-20
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	21

WEINBERG
& CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Independent Auditor's Report

Board of Directors
Bates Securities, Inc.
Rockford, Illinois

We have audited the accompanying statements of financial condition of Bates Securities, Inc. as of January 31, 2013 and 2012, and the related statements of income (loss), changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bates Securities, Inc. as of January 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Weinberg + Co.

Rockford, Illinois
March 20, 2013

BATES SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
January 31, 2013 and 2012

ASSETS

	2013	2012
CURRENT:		
Cash and cash equivalents	$ 2 590	$ 8 219
Commissions receivable	7 122	1 368
Marketable securities, at market	59 340	52 655
Due from affiliates	10 025	10 052
TOTAL ASSETS	79 077	72 294

LIABILITIES AND STOCKHOLDER'S EQUITY

	2013	2012
CURRENT LIABILITIES:		
Accrued expenses:		
Salaries and commissions	$ 2 844	$ 903
Payroll taxes	820	692
Profit sharing	2 008	3 467
TOTAL LIABILITIES	5 672	5 062
STOCKHOLDER'S EQUITY:		
Common stock, no par value, 1,000 shares authorized, 360 shares issued and outstanding	3 600	3 600
Additional paid-in capital	18 100	18 100
Retained earnings	51 705	45 532
TOTAL STOCKHOLDER'S EQUITY	73 405	67 232
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 79 077	$ 72 294

The accompanying notes are an integral part of the financial statements.

BATES SECURITIES, INC.

STATEMENTS OF INCOME (LOSS)
For the years ended January 31, 2013 and 2012

	2013	2012
REVENUE:		
Commissions	$1 463 839	$1 472 897
Income on investment: Unrealized gain (loss)	6 685	(3 686)
	1 470 524	1 469 211
EXPENSES:		
Salaries and commissions	427 367	391 421
Fees and reimbursement of expenses to affiliates	1 000 026	1 038 968
Payroll taxes	5 132	5 358
Professional fees	6 500	8 275
Profit-sharing	2 008	3 467
Regulatory fees	22 780	23 255
Miscellaneous	538	134
	1 464 351	1 470 878
NET INCOME (LOSS)	$ 6 173	$ (1 667)

The accompanying notes are an integral part of the financial statements.

BATES SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
for the years ended January 31, 2013 and 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 31, 2011	$ 3 600	$ 18 100	$ 47 199	$ 68 899
Net income	-	-	(1 667)	(1 667)
Balance, January 31, 2012	3 600	18 100	45 532	67 232
Net income	-	-	6 173	6 173
Balance, January 31, 2013	$ 3 600	$ 18 100	$ 51 705	$ 73 405

The accompanying notes are an integral part of the financial statements.

BATES SECURITIES, INC.

STATEMENTS OF CASH FLOWS
for the years ended January 31, 2013 and 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 6 173	$ (1 667)
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized (gain) loss on investments	(6 685)	3 686
Commissions receivable	(5 754)	10 022
Due to/from affiliates	27	(32)
Accrued expenses	610	(6 432)
Total adjustments	(11 802)	7 244
NET INCREASE (DECREASE) IN CASH	(5 629)	5 577
CASH AND CASH EQUIVALENTS, beginning of year	8 219	2 642
CASH AND CASH EQUIVALENTS, end of year	$ 2 590	$ 8 219

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

The Company operates as a broker in registered securities and other investments. The Company introduces and forwards, as a broker, all security transactions and accounts to David A. Noyes & Company/First Clearing, LLC and Southwest Securities, Inc., or other qualified investment companies, which carry such accounts on a fully disclosed basis. Commissions receivable consist of amounts due from David A. Noyes & Company/First Clearing, LLC and Southwest Securities, Inc., and other companies for whom the Company has sold annuities or mutual funds.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Depreciation

Depreciation of furniture and fixtures are calculated using the straight-line method over the estimated useful lives of the related asset. Maintenance and repairs are charged to expense when incurred and renewals and betterments are capitalized. The gain or loss on assets sold or retired is included in income.

Deferred income taxes

Deferred income taxes result from timing differences created by the use of the accrual method for financial reporting purposes and the cash basis for income tax purposes. Deferred income taxes have been offset by a net operating loss carryforward (Note 6) and will be reinstated once the net operating loss carryforward has been utilized.

Recognition of Revenue

All securities and annuity transactions and related revenue and expenses are generally recorded on a trade-date basis.

Cash equivalents

All highly liquid securities purchased with an original maturity of three months or less are considered to be cash equivalents.

NOTE 2 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under SFAS No. 157 are described below:

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Marketable equity securities held by the Company at January 31, 2013 and 2012, consist of actively traded mutual funds and money market funds which are valued at the net asset value of the share held by the Company at year end (level 1).

January 31, 2013	Original Cost	Market Value
American funds - mutual funds	$ 33,832	$ 48,094
Southwest securities - cash and money market funds	11,246	11,246
	$ 45,078	$ 59,340

January 31, 2012	Original Cost	Market Value
American funds - mutual funds	$ 33,832	$ 41,409
Southwest securities - cash and money market funds	11,246	11,246
	$ 45,078	$ 52,655

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $5,000 and that the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. Net capital as of January 31, 2013 and 2012, was $54,161 and $50,742, respectively, and aggregate indebtedness was $5,672 and $5,062, respectively. The ratio of aggregate indebtedness to net capital at January 31, 2013 and 2012, was .10 to 1 and .10 to 1, respectively.

NOTE 4 - FEES AND REIMBURSEMENT OF EXPENSES TO AFFILIATES

The Company has an operating agreement with an affiliated company. The agreement provides for the affiliated company to pay a substantial portion of Bates Securities, Inc.'s operating expenses in exchange for a fee equal to 99 percent of revenue received after commissions and certain other expenses are paid. This fee (which includes an additional $13,750 and $4,700 fee for compliance services in 2013 and 2012, respectively) totaled $1,000,026 and $1,038,968 for the years ended January 31, 2013 and 2012, respectively, and is included on the statement of income under the caption, fees and reimbursement of expenses to affiliates.

NOTE 5 - PROFIT SHARING PLAN

The Company has a defined contribution plan which covers all employees who meet the plan's eligibility requirements.

A feature of the plan allows employees of the Company to participate in a salary reduction savings plan whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. Electing employee deferrals are eligible for a discretionary company-matching contribution.

The Company's safe harbor contribution was $2,008 and $3,467 for the years ended January 31, 2013 and 2012, respectively.

NOTE 6 - NET OPERATING LOSS CARRYFORWARD

At January 31, 2013, the Company has a net operating loss carryforward of approximately $10,500 available to offset future taxable income. The carryforward expires in 2028 ($2,500), 2030 ($8,000).

NOTE 7 - INCOME TAXES

The Company follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax positions will more-likely-than-not be sustained upon examination by taxing authorities. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions at January 31, 2013 and 2012.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The Company believes it is no longer subject to income tax examinations for years prior to 2008.

The Company's policy is to classify income tax related interest and penalties in interest expense and other expenses, respectively.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

The Company's management has indicated that there are no commitments or guarantees against the assets of the Company. In addition, they have also indicated that there are no contingencies regarding litigation or arbitration.

NOTE 9 - SUBSEQUENT EVENTS

The Company's management has evaluated subsequent events through March 20, 2013, the date the financial statements were available to be issued.

Report of Independent Accountants on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Bates Securities, Inc.
Rockford, Illinois

We have audited the accompanying financial statements of Bates Securities, Inc. as of and for the years ended January 31, 2013 and 2012, and have issued our report thereon dated March 20, 2013. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Weinberg & Co.

Weinberg & Co. Inc.

Rockford, Illinois
March 20, 2013

BATES SECURITIES, INC.

**COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2013**

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 73,405
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	73,405
Deduct non-allowable assets, Due from affiliates	(10,025)
Net capital before haircuts on securities position	63,380
Deduct haircuts:	
Other securities	(7,440)
Undue concentration	(1,779)
Total haircuts	(9,219)
NET CAPITAL	$ 54,161

BATES SECURITIES, INC.

**COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2013**

COMPUTATION OF BASIC NET REQUIREMENT

Net capital requirement	$ 5,000
Excess net capital	$ 49,161
Excess net capital at 1000% (net cap-10% of AI)	$ 53,594

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities	$ 5,672
Percentage of aggregate indebtedness to net capital	10.47%

BATES SECURITIES, INC.

SUMMARY OF AUDIT ADJUSTMENTS
TO COMPUTATION OF NET CAPITAL REQUIREMENT
January 31, 2013

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part IIA (unaudited)	$ 54,161
Net capital as currently reported on Schedule I	$ 54,161

BATES SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS REQUIRED BY RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION January 31, 2013

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii). The Company clears all transactions with and for customers on a fully disclosed basis either directly with mutual fund or insurance companies the Company has proper selling agreements with, or with David A. Noyes & Company/First Clearing, LLC or Southwest Securities, Inc., and promptly transmits all customer funds and securities to either each mutual fund or insurance company, or with David A. Noyes & Company/First Clearing, LLC or Southwest Securities, Inc., which carry all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

BATES SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS REQUIRED BY RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2013

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(ii). The Company clears all transactions with and for customers on a fully disclosed basis either directly with mutual fund or insurance companies the Company has proper selling agreements with, or with David A. Noyes & Company/First Clearing, LLC or Southwest Securities, Inc., and promptly transmits all customer funds and securities to either each mutual fund or insurance company, or with David A. Noyes & Company/First Clearing, LLC or Southwest Securities, Inc., which carry all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

WEINBERG
& CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Accountants on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Bates Securities, Inc.
Rockford, Illinois

In planning and performing our audit of the financial statements of Bates Securities, Inc. for the year ended January 31, 2013, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by Bates Securities, Inc. in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). The management of the Company has indicated that the Company was in compliance with the exemptive provisions of Rule 15c3-3 and no facts came to our attention indicating that the exemptive provisions have not been complied with during the year ended January 31, 2013. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2013, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1923 and should not be used for any other purpose.

Weinberg + Co.

Rockford, Illinois
March 20, 2013

WEINBERG & CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Bates Securities, Inc.
Rockford, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Payment (Form SIPC-6) and General Reconciliation [Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended January 31, 2013, which were agreed to by Bates Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluation Bates Securities, Inc.'s compliance with the applicable instructions of the General Assessment Payment (Form SIPC-6) and General Assessment Reconciliation (Form SIPC-7). Bates Securities, Inc.'s management is responsible for the Bates Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-6 and Form SIPC-7 with respective cash disbursement in the general ledger and to a copy of disbursed check, noting no differences;

2. Compared the amounts reported on Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-6 and Form SIPC-7 for the year ended January 31, 2013, noting no differences other than those caused by the respective reports covering different time periods (December vs. January year ends).

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-6 and Form SIPC-7 and with Form X-17A-5 and Bates Securities Statement of Income (Loss), noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be or should not be used by anyone other than these specified parties.

Weinberg & Co.

March 20, 2013

BATES
Securities, Inc.

8437 Northern Avenue
Rockford, Illinois 61107
815-332-4020 or 800-223-2137
Fax: 815-332-4002
batessec@batessecurities.com

March 27, 2013

SEC
Mail Processing
Section
MAR 2 7 2013
Wasnington DC
401

SEC Headquarters
Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

RE: Bates Securities Inc
Firm # 10759

Dear Sirs:

Enclosed please find two copies of Bates Securities Inc audited financial statements for year end 01/31/13.

If you have any questions or need additional information, you may contact me at 815/332-4020.

Sincerely,

Andrew Welp

Andrew Welp
Principal

Kb
Enc